SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13D-1(A) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13D-2(A)

FRISCO BAY INDUSTRIES LTD.

(Name of Issuer)

Common Stock, no par value per share

(Title of Class of Securities)

358751105

(CUSIP Number)

Bruce H. Beatt

Vice President, General Counsel and Secretary

The Stanley Works

1000 Stanley Drive

New Britain, Connecticut 06053

(860) 225-5111

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

Copy to:

Elizabeth Kitslaar

Jones Day

77 West Wacker

Chicago, Illinois 60601-1692

(312) 269-4114

January 19, 2004

(Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☐.

Note.  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

(Page 1 of 12 Pages)

CUSIP No. 358751105

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) THE STANLEY WORKS I.R.S. IDENTIFICATION NO. 06-0548860

2.	Check the Appropriate Box if a Member of a Group*
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Connecticut

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 890,067*

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 890,067*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 890,067*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐

13.	Percent of Class Represented by Amount in Row (11) 31.1%**

14.	Type of Reporting Person (See Instructions) CO

*                 Includes 2,000 shares of common stock, 799,567 shares of Class A common stock and options to purchase 88,500 shares of common stock for which beneficial ownership is being reported hereunder solely because the reporting person may be deemed to have beneficial ownership of such shares as a result of the Lock-Up Agreement described herein.  Neither the filing of this Schedule 13D nor any of its contents should be deemed to constitute an admission by The Stanley Works, Stanley Canada Corporation or 6181708 Canada Inc. that it is the beneficial owner of any of the common stock referred to herein for purposes of Section 13(d) of the Act or for any other purpose, and such beneficial ownership is expressly disclaimed.

**          The calculation of the foregoing percentage assumes that there are outstanding 1,971,657 shares of common stock and 799,567 shares of Class A common stock convertible into shares of common stock on a one-for-one basis in each case as of January 19, 2004, and also assumes that options to purchase 88,500 shares of common stock have been exercised by the parties subject to the Lock-Up Agreement.

Page 2 of 12 Pages

CUSIP No. 358751105

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) STANLEY CANADA CORPORATION

2.	Check the Appropriate Box if a Member of a Group*
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Nova Scotia

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 890,067*

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 890,067*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 890,067*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐

13.	Percent of Class Represented by Amount in Row (11) 31.1%**

14.	Type of Reporting Person (See Instructions) CO

*                 Includes 2,000 shares of common stock, 799,567 shares of Class A common stock and options to purchase 88,500 shares of common stock for which beneficial ownership is being reported hereunder solely because the reporting person may be deemed to have beneficial ownership of such shares as a result of the Lock-Up Agreement described herein.  Neither the filing of this Schedule 13D nor any of its contents should be deemed to constitute an admission by The Stanley Works, Stanley Canada Corporation or 6181708 Canada Inc. that it is the beneficial owner of any of the common stock referred to herein for purposes of Section 13(d) of the Act or for any other purpose, and such beneficial ownership is expressly disclaimed.

**          The calculation of the foregoing percentage assumes that there are outstanding 1,971,657 shares of common stock and 799,567 shares of Class A common stock convertible into shares of common stock on a one-for-one basis, in each case as of January 19, 2004, and also assumes that options to purchase 88,500 shares of common stock have been exercised by the parties subject to the Lock-Up Agreement.

Page 3 of 12 Pages

CUSIP No. 358751105

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) 6181708 CANADA INC.

2.	Check the Appropriate Box if a Member of a Group*
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Canada

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 890,067*

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 890,067*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 890,067*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐

13.	Percent of Class Represented by Amount in Row (11) 31.1%**

14.	Type of Reporting Person (See Instructions) CO

*                 Includes 2,000 shares of common stock, 799,567 shares of Class A common stock and options to purchase 88,500 shares of common stock for which beneficial ownership is being reported hereunder solely because the reporting person may be deemed to have beneficial ownership of such shares as a result of the Lock-Up Agreement described herein.  Neither the filing of this Schedule 13D nor any of its contents should be deemed to constitute an admission by The Stanley Works, Stanley Canada Corporation or 6181708 Canada Inc. that it is the beneficial owner of any of the common stock referred to herein for purposes of Section 13(d) of the Act or for any other purpose, and such beneficial ownership is expressly disclaimed.

**          The calculation of the foregoing percentage assumes that there are outstanding 1,971,657 shares of common stock and 799,567 shares of Class A common stock convertible into shares of common stock on a one-for-one basis, in each case as of January 19, 2004, and also assumes that options to purchase 88,500 shares of common stock have been exercised by the parties subject to the Lock-Up Agreement.

Page 4 of 12 Pages

This Schedule 13D is filed by The Stanley Works, a Connecticut corporation (“Stanley”), Stanley Canada Corporation, a corporation organized under the laws of Nova Scotia and an indirect wholly owned subsidiary of Stanley (“Stanley Canada”), and 6181708 Canada Inc., a corporation incorporated under the Canada Business Corporations Act and a wholly owned subsidiary of Stanley Canada (the “Offeror”), and relates to the tender offer, which has not yet commenced as of the date hereof, by Stanley, through the Offeror, to purchase all of the outstanding Common Stock, no par value per share (the “Common Shares”), of Frisco Bay Industries Ltd., a corporation incorporated under the Canada Business Corporations Act (the “Company”), at a purchase price of U.S.$15.25 per share, net to the seller in cash, without interest.  Simultaneously with the offer to purchase the Common Shares, the Offeror is also offering to purchase all of the outstanding Class A Common Stock, no par value per share (the “Class A Shares” and, together with the Common Shares, the “Shares”), of the Company at a purchase price of US$15.25 per share, net to the seller in cash, without interest.  The tender offers by Stanley are subject to the terms and conditions of the Support Agreement (as defined herein) and are referred to herein as the “Offers.”

Stanley entered into a Lock-Up Agreement on January 19, 2004 (the “Lock-Up Agreement”) with certain shareholders of the Company.  Under the Lock-Up Agreement, Stanley has the right to acquire the securities to which this Schedule 13D relates.

Item 1.  Security and Issuer.

The Company is the issuer of the Shares.  The Company’s principal executive offices are located at 160 Graveline Street, St. Laurent, Quebec, Canada H4T 1R7.  The securities to which this Schedule 13D relates are the Common Shares.

Item 2.  Identity and Background.

(a) - (c)   The Stanley Works is a Connecticut corporation with its principal executive offices located at 1000 Stanley Drive, New Britain, Connecticut 06053.  Stanley is a worldwide producer of tools and door products for professional, industrial and consumer use.

Stanley Canada is a company organized under the Companies Act (Nova Scotia) and is an indirect wholly owned subsidiary of Stanley, with its principal executive offices located at Suite 900, Purdy’s Wharf Tower One, 1959 Upper Water Street, P.O. Box 997, Halifax, Nova Scotia  B35 2X2.  Stanley Canada is engaged in the distribution and sale of hand tools, hardware and fastening products, the manufacture, distribution and sale of home decor products, entry doors and mechanics tools and the supply and installation of automatic doors.

The Offeror is a corporation incorporated under the Canada Business Corporations Act and is a wholly owned subsidiary of Stanley Canada, with its principal executive offices located at 1170 Invicta Drive, Oakville, Ontario, Canada L6H 6G1.  The Offeror has carried on no business other than in respect of the Offers.

Set forth in Schedule I to this Schedule 13D is the name, present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted for each director and executive officer of Stanley, Stanley Canada and the Offeror.

(d) - (e)  None of Stanley, Stanley Canada or the Offeror or, to the knowledge of Stanley, Stanley Canada or the Offeror, any person named on Schedule I, has during the last five years been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to any civil proceeding of a judicial or administrative body of competent jurisdiction that resulted in or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or a finding of any violation with respect to such federal or state securities laws.

(f)            Each director and executive officer named on Schedule I is a citizen of the United States, except for Mr. Kampouris, who is a citizen of Greece, and Ms. Bader, who is a citizen of Canada.

Page 5 of 12 Pages

Item 3.  Source and Amount of Funds or Other Consideration.

As more fully described in Item 4, the Common Shares to which this Schedule 13D relates have not yet been purchased by Stanley or the Offeror.  The total amount of funds required by Stanley to pay the aggregate purchase price to be paid pursuant to the Offers, including in respect of Options to purchase Common Shares and the cash-out of stock appreciation rights, is estimated to be approximately U.S.$45.8 million.  Stanley plans to obtain the funds from existing cash resources, including current availability under its commercial paper facilities.  Stanley is also evaluating using funds from other longer term funding alternatives, including the sale of equity-linked securities.  The Offers are not conditioned on Stanley’s or Offeror’s ability to finance the purchase of Shares pursuant to the Offers.

Item 4.  Purpose of Transaction.

The purpose of the Offers is to enable Stanley to acquire, in one or more transactions, the control of, and entire interest in, the Company.  The Offers will be made pursuant to the Support Agreement, dated as of January 19, 2004, by and between the Offeror, Stanley and the Company (the “Support Agreement”), which is attached hereto as Exhibit 2 and is incorporated herein by reference.  The acquisition of the Shares in the Company has been structured as cash tender offers followed by an acquisition of the remaining Common Shares by way of a compulsory acquisition, statutory arrangement, amalgamation, merger, capital reorganization or other transaction involving the Company and the Offeror (the “Subsequent Acquisition Transaction”) for an amount equal to U.S.$15.25 for each of their Shares net to the seller in cash, without interest.

Simultaneously with the execution of the Support Agreement, Stanley and the Offeror entered into the Lock-Up Agreement with the holders of the Class A Shares, consisting of 92324 Canada Ltd., 2798107 Canada Inc., Barry Katsof, 126909 Canada Inc., Ronald Waxman and Ernie Harty (collectively, the “Class A Holders”), and certain of the Company’s directors and officers, consisting of Brahm Gelfand, Robert Gagnon and Dominique Mimeault (collectively, the “Selling Directors and Officers” and, together with the Class A Holders, the “Locked-Up Shareholders”).

Pursuant to the Lock-Up Agreement, the Locked-Up Shareholders have, among other things, agreed to deposit into the Offers 2,000 Common Shares, 799,567 Class A Shares and 88,500 Common Shares which may be issued on the exercise of options to purchase Common Shares held by such Locked-Up Shareholders, representing approximately 31.1% of the outstanding Common Shares (giving effect to the conversion of the Class A Shares deposited under the Offer for the Class A Shares) and 100% of the outstanding Class A Shares.  The Locked-Up Shareholders have also agreed to deposit all Shares acquired by them after the date of the Support Agreement.  The Lock-Up Agreement is attached hereto as Exhibit 3 and is incorporated herein by reference.

The Support Agreement provides that, promptly upon the acquisition by the Offeror pursuant to the Offers of such number of Shares which carry a majority of the votes attached to the outstanding Shares on the date of acquisition (giving effect to the conversion of the Class A Shares deposited under the Class A Shares Offer upon the Offeror taking up and paying for such shares), and from time to time thereafter as Shares are acquired by the Offeror, the Offeror will be entitled to designate such number of directors of the Company, rounded up to the next whole number, as is equal to the product of (i) the number of directors on the Board of Directors of the Company (after giving effect to any increase in the number of directors) and (ii) the percentage that the number of votes attached to Shares owned by the Offeror bears to the aggregate number of votes attached to all of the Shares outstanding (giving effect to the conversion of Class A Shares deposited under the Class A Shares Offer upon the Offeror taking up and paying for such Shares).  The Support Agreement also provides that the Company will, upon request by the Offeror, promptly take all commercially reasonable action necessary to so cause the Offeror’s designees to be elected to the Board of Directors of the Company, including without limitation (i) increasing the size of the Board of Directors of the Company or (ii) securing the resignation of one or more directors of the Company, commencing with those directors with the longest remaining terms of office, or both; provided, however, that the last director required to resign will be an Independent Director, as defined in the NASDAQ Marketplace Rules, and the second and third to last directors required to so resign will be Ronald Waxman and Barry Katsof, respectively.

The summary contained in this Schedule 13D of certain provisions of the Support Agreement and the Lock-Up Agreement is qualified in its entirety by reference to the Support Agreement and the Lock-Up Agreement.

Page 6 of 12 Pages

Prior to November 16, 1998, the Common Shares were listed on the National Market of The Nasdaq Stock Market, Inc., and are now on the Nasdaq SmallCap Market.  Depending upon the number of Common Shares purchased pursuant to the offer for the Common Shares, the Common Shares may no longer meet the standards for continued inclusion on the Nasdaq SmallCap Market.

The Common Shares are currently registered under the Exchange Act and are quoted in an automated inter-dealer quotation system.  The Common Shares may cease to be authorized to be quoted in an automated inter-dealer quotation system operated by a national securities association.  The registration of the Common Shares under the Exchange Act may be terminated under Section 12(g)(4) of the Exchange Act upon certification by the Company to the Securities and Exchange Commission that there are fewer than 300 record holders of the Common Shares resident in the United States.  After the completion of the offer for the Common Shares, it is the intention of the Offeror to cause the Company to cease to be authorized to be quoted in an automated inter-dealer quotation system.  The Offeror believes that the Common Shares will be eligible for termination of registration under the Exchange Act after the completion of the Offer for the Common Shares.  It is the intention of the Offeror to make such certification for termination of registration to the Commission as soon as possible after the successful completion of the offer for the Common Shares if the Common Shares are then eligible for such termination.

Except as described above, none of Stanley, Stanley Canada or the Offeror or, to the knowledge of Stanley, Stanley Canada or the Offeror, any person named on Schedule I, has current plans or proposals that would result in the types of transactions set forth in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.  Interest in Securities of the Issuer.

(a)           As described in Item 4 of this Schedule 13D, as a result of the Lock-Up Agreement, the Offeror may be deemed to have beneficial ownership of 890,067 Common Shares (representing approximately 31.1% of the Common Shares, assuming that there are outstanding 1,971,157 Common Shares and 799,567 Class A Shares convertible into Common Shares on a one-for-one basis and also assuming that options to purchase 88,500 Common Shares have been exercised by the Locked-Up Shareholders).  Stanley Canada and Stanley have joined in the filing of this Schedule 13D because the Offeror is Stanley Canada’s wholly owned subsidiary and Stanley Canada is Stanley’s indirect wholly owned subsidiary.  As such, each of Stanley and Stanley Canada may be deemed to beneficially own the Shares that are beneficially owned by the Offeror.  Stanley, Stanley Canada and the Offeror disclaim any beneficial ownership in these Common Shares.

To the knowledge of Stanley, Stanley Canada or the Offeror, none of the persons named on Schedule I beneficially owns or has power to dispose of any Shares.

(b) - (d)     Stanley, Stanley Canada and the Offeror may be deemed to have shared power to dispose of the Common Shares referred to in (a).  All of these Shares are securities that the Offeror has the right to acquire under the Lock-Up Agreement.  None of Stanley, Stanley Canada or the Offeror is entitled to any rights (including voting rights) as a shareholder of the Company and each disclaims beneficial ownership of the Shares subject to the Lock-Up Agreement.

Except as set forth herein and as contemplated by the Support Agreement and the Lock-Up Agreement, none of Stanley, Stanley Canada or the Offeror or, to the knowledge of Stanley, Stanley Canada or the Offeror, any person named on Schedule I, (i) beneficially owns or has the right to acquire any Shares or any other equity securities of the Company, (ii) has effected any transaction in the Shares or any other equity securities of the Company during the past 60 days, or (iii) knows of any other person who has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any Shares.

(e)           Not applicable.

Item 6.    Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The responses to Items 4 and 5 of this Schedule 13D and the exhibits to this Schedule 13D are incorporated herein by reference.

Page 7 of 12 Pages

Item 7.  Material to be Filed As Exhibits.

Exhibit 1.	Joint filing agreement by and among Parent, Stanley Canada and the Offeror, dated as of the date hereof.
Exhibit 2.	Support Agreement, dated as of January 19, 2004, by and among the Company, Stanley and the Offeror
Exhibit 3.	Lock-Up Agreement, dated as of January 19, 2004, by and among Stanley, the Offeror and the individuals and entities named therein.

Page 8 of 12 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:    January 28, 2004

THE STANLEY WORKS

By:	/s/ Bruce H. Beatt
	Name:	Bruce H. Beatt
	Title:	Vice President, General Counsel and
Secretary

STANLEY CANADA CORPORATION

By:	/s/ Bruce H. Beatt
	Name:	Bruce H. Beatt
	Title:	Secretary

6181708 CANADA INC.

By:	/s/ Bruce H. Beatt
	Name:	Bruce H. Beatt
	Title:	Secretary

Page 9 of 12 Pages

SCHEDULE I

STANLEY DIRECTORS AND EXECUTIVE OFFICERS

Directors are identified with a single asterisk next to their names.  Unless otherwise indicated below, the business address of each director and executive officer listed below is 1000 Stanley Drive, New Britain, Connecticut 06053.

Name	Present Principal Occupation or Employment and Five-Year Employment History
John G. Breen*	Retired. Mr. Breen’s current residence is 18800 North Park Blvd., Cleveland, Ohio 44115.
Robert G. Britz*

Mr. Britz is President and Co-Chief Operating Officer of the New York Stock Exchange.

The principal address of the New York Stock Exchange is New York Stock Exchange, 11 Wall Street, New York, New York 10005.

Stillman B. Brown*	Mr. Brown is Managing General Partner of Harcott Associates. The principal address of Harcott Associates is Northwest Street #2, Stonington, Connecticut 06378.
Virgis W. Colbert*

Mr. Colbert is Executive Vice President of Miller Brewing Company.

The principal business address of the Miller Brewing Company is Miller Brewing Company, 3939 West Highland Blvd., Milwaukee, Wisconsin 53208.

Emmanuel A. Kampouris*	Retired. Mr. Kampouris’s current residence is 622 Van Beuren Road, Morristown, New Jersey 07960.
Eileen S. Kraus*	Retired. Ms. Kraus’ current residence is 209 Tunxis Road, West Hartford, Connecticut 06107.
John D. Opie*	Mr. Opie is Interim Chairman of Stanley.
Derek V. Smith*	Mr. Smith is Chairman and Chief Executive Officer of ChoicePoint Inc. The principal business address of ChoicePoint, Inc. is ChoicePoint, 1000 Alderman Drive, Alpharetta, Georgia 30005.
Kathryn D. Wriston*

Ms. Wriston is Trustee of the John A. Hartford Foundation, the Practicing Law Institute and The Northwestern Mutual Life Insurance Company.

Ms. Wriston’s current residence is 870 United Nations Plaza, Apt. 25A, New York, New York 10017.

Bruce. H. Beatt	Mr. Beatt is Vice President, General Counsel and Secretary of Stanley.
Joseph J. DeAngelo	Mr. DeAngelo is Executive Vice President, Tool Group of Stanley.
John H. Garlock, Jr.

Mr. Garlock is President of Stanley Fastening Systems, a limited partnership of which Stanley is the general partner.

The principal business address of Stanley Fastening Systems is 1 Briggs Drive, East Greenwich, Rhode Island 02818.

Page 10 of 12 Pages

William D. Hill	Mr. Hill is Vice President, Engineering and Technology for Stanley.
Paul M. Isabella	Mr. Isabella is Vice President — Operations for Stanley.
James M. Loree	Mr. Loree is Executive Vice President and Chief Financial Officer of Stanley.
Mark J. Mathieu	Mr. Matheiu is Vice President, Human Resources of Stanley.
David R. McIlnay	Mr. McIlnay is President of Stanley Door Systems, a business group of Stanley. The principal business address of Stanley Door Systems is 7300 Reames Road, Charlotte, NC 28216.

STANLEY CANADA DIRECTORS AND EXECUTIVE OFFICERS

Directors are identified with a single asterisk next to their names.  Except as provided on this Schedule I, the business address of each director and executive officer listed below is 1000 Stanley Drive, New Britain, Connecticut 06053.

Michael Bartone*	Vice President, Corporate Tax of Stanley.
Bruce H. Beatt*	Vice President, General Counsel and Secretary of Stanley.
Craig A. Douglas*	Vice President and Treasurer of Stanley.
James M. Loree	Executive Vice President and Chief Financial Officer of Stanley.
Frank M. Harvey	Director, Real Estate of Stanley.
Mark J. Mathieu	Vice President, Human Resources of Stanley.

OFFEROR DIRECTORS AND EXECUTIVE OFFICERS

Directors are identified with a single asterisk next to their names.  Except as provided on this Schedule I, the business address of each director and executive officer listed below is 1000 Stanley Drive, New Britain, Connecticut 06053.

Suzanne K. Bader*	Assistant Treasurer/Finance Manager of Stanley Canada. The principal business address of Ms. Bader is 1170 Invicta Drive, Oakville, Ontario Canada L6H 6G1.
Michael Bartone*	Vice President, Corporate Tax of Stanley.
Bruce H. Beatt*	Vice President, General Counsel and Secretary of Stanley.
Craig A. Douglas*	Vice President and Treasurer of Stanley.
James M. Loree	Executive Vice President and Chief Financial Officer of Stanley.
Frank M. Harvey	Director, Real Estate of Stanley.
Mark J. Mathieu	Vice President, Human Resources of Stanley.

Page 11 of 12 Pages

EXHIBIT INDEX

Exhibit 1.	Joint filing agreement by and among Parent, Stanley Canada and the Offeror, dated as of the date hereof.
Exhibit 2.	Support Agreement, dated as of January 19, 2004, by and among the Company, Stanley and the Offeror
Exhibit 3.	Lock-Up Agreement, dated as of January 19, 2004, by and among Stanley, the Offeror and the individuals and entities named therein.

Page 12 of 12 Pages